

Pricing Supplement dated December 27, 2018 to the
Product Prospectus Supplement MLN-EI-1 dated June 30, 2016 and
Prospectus Dated June 30, 2016

The Toronto-Dominion Bank

$870,000

Market Linked Securities - Leveraged Upside Participation to a Cap and Contingent Downside

Principal at Risk Securities Linked to the EURO STOXX 50® Index due January 6, 2021

The Toronto-Dominion Bank ("TD" or "we") has offered the Principal at Risk Securities (the "Securities") linked to the EURO STOXX 50® Index (the "Reference Asset") described below.

If the level of the Reference Asset increases from the Initial Level to the Final Level, at maturity, investors will receive the Principal Amount plus a positive return reflecting 200% leveraged participation in the positive return of the Reference Asset, subject to the Maximum Redemption Amount of 152% of the Principal Amount. If the level of the Reference Asset remains flat or decreases from the Initial Level to the Final Level but the decrease is not more than 25%, at maturity, investors will receive only the Principal Amount. However, if the level of the Reference Asset decreases from the Initial Level to the Final Level by more than 25%, at maturity, investors will have full exposure to the decrease in the level of the Reference Asset and will lose more than 25%, and possibly all, of the Principal Amount. Specifically, investors will lose 1% of the Principal Amount for each 1% decrease from the Initial Level to the Final Level and may lose all of the Principal Amount. **Any payments on the Securities are subject to our credit risk.**

The Securities are unsecured and are not savings accounts or insured deposits of a bank. The Securities are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States.

The Securities will not be listed or displayed on any securities exchange or electronic communications network. **The Securities do not bear interest.**

> **The Payment at Maturity will be greater than the Principal Amount only if the Percentage Change (as defined herein) is greater than zero. The Securities do not guarantee the return of the Principal Amount and investors may lose all of their investment in the Securities.**

The Securities have complex features and investing in the Securities involves a number of risks. See "Additional Risk Factors" beginning on page P-8 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-5 of the product prospectus supplement MLN-EI-1 dated June 30, 2016 (the "product prospectus supplement") and "Risk Factors" beginning on page 1 of the prospectus dated June 30, 2016 (the "prospectus").

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the Securities in book-entry only form through the facilities of The Depository Trust Company on January 2, 2019, against payment in immediately available funds.

The estimated value of the Securities on the Pricing Date was $960.70 per Security, as discussed further under "Additional Risk Factors — Estimated Value" beginning on page P-10 and "Additional Information Regarding Our Estimated Value of the Securities" on page P-27, respectively. The estimated value is less than the public offering price of the Securities.

	Public Offering Price[1]	Underwriting Discount[2]	Proceeds to TD
Per Security	$1,000.00	$23.50	$976.50
Total	$870,000.00	$20,445.00	$849,555.00

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[1] Certain dealers who purchase the Securities for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The price for investors purchasing the Securities in these accounts may be as low as $976.50 (97.65%) per Security.

[2] The Agents will receive a commission of $23.50 (2.35%) per Security and will use all of that commission to allow selling concessions to other dealers in connection with the distribution of the Securities, or has offered the Securities directly to investors. The Agents may resell the Securities to other securities dealers at the Principal Amount less a concession of $17.50 per Security. Such securities dealers may include Wells Fargo Advisors ("WFA", the trade name of the retail brokerage business of Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC), an affiliate of Wells Fargo Securities, LLC ("Wells Fargo Securities"). The other dealers may forgo, in their sole discretion, some or all of their selling concessions. In addition to the selling concession allowed to WFA, Wells Fargo Securities will pay $0.75 per Security of the underwriting discount to WFA as a distribution expense fee for each Security sold by WFA. TD will reimburse TD Securities (USA) LLC ("TDS") for certain expenses in connection with its role in the offer and sale of the Securities, and TD will pay TDS a fee in connection with its role in the offer and sale of the Securities. See "Supplemental Plan of Distribution (Conflicts of Interest) –Selling Restrictions" on page P-25 of this pricing supplement.

TD SECURITIES (USA) LLC

WELLS FARGO SECURITIES, LLC

Summary

The information in this "Summary" section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement and the prospectus.

Issuer:	The Toronto-Dominion Bank
Issue:	Senior Debt Securities, Series E
Type of Security:	Market Linked Securities - Leveraged Upside Participation to a Cap and Contingent Downside
Term:	Approximately 2 years
Reference Asset:	EURO STOXX 50® Index (Bloomberg Ticker: SX5E)
CUSIP / ISIN:	89114QFF0 / US89114QFF00
Agents:	TDS and Wells Fargo Securities. The Agents will receive a commission of $23.50 and may resell the Securities to other securities dealers, including securities dealers acting as custodians, at the Principal Amount less a concession of $17.50 per Security. Such securities dealers may include WFA, an affiliate of Wells Fargo Securities. In addition to the concession allowed to WFA, Wells Fargo Securities will pay $0.75 per Security of the underwriting discount to WFA as a distribution expense fee for each Security sold by WFA.
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof.
Principal Amount:	$1,000 per Security
Pricing Date:	December 27, 2018
Issue Date:	January 2, 2019, which is three Business Days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), trades in the secondary market generally are required to settle in two Business Days (T+2), unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities in the secondary market on any date prior to two Business Days before delivery of the Securities will be required, by virtue of the fact that each Security initially will settle in three Business Days (T+3), to specify alternative settlement arrangements to prevent a failed settlement of the secondary market trade. See "Plan of Distribution" in the prospectus.
Valuation Date:	December 29, 2020, subject to postponement for market disruption events and non-trading days, as described under "Additional Terms of Your Securities—Market Disruption Events" in this pricing supplement.
Maturity Date:	January 6, 2021. If the Valuation Date is postponed, the Maturity Date will be the later of (i) January 6, 2021 and (ii) the third business day after the postponed Valuation Date.

Payment at Maturity:	If the Final Level is greater than the Initial Level (the Percentage Change is **positive**), then an investor will receive an amount per Security equal to the lesser of:
	(i) Principal Amount + (Principal Amount x Percentage Change x Leverage Factor); and
	(ii) the Maximum Redemption Amount.
	If the Final Level is equal to or less than the Initial Level, but greater than or equal to the Threshold Level (the Percentage Change is 0% or **negative but not below -25%**), then an investor will receive an amount per Security equal to:
	Principal Amount.
	If the Final Level is less than the Threshold Level (the Percentage Change is **negative and below -25%**), then an investor will receive less than the Principal Amount, if anything, calculated using the following formula:
	Principal Amount + Principal Amount x Percentage Change.
	If the Final Level is less than the Threshold Level, investors will have full exposure to the decrease in the level of the Reference Asset and will lose more than 25%, and possibly all, of the Principal Amount. Specifically, investors will lose 1% of the Principal Amount for each 1% decrease from the Initial Level to the Final Level and may lose all of the Principal Amount.
	All amounts used in or resulting from any calculation relating to the Securities, including the Payment at Maturity, will be rounded upward or downward as appropriate, to the nearest cent.
Leverage Factor:	200%
Maximum Redemption Amount:	The Maximum Redemption Amount is 152% of the Principal Amount (or $1,520 per Security). As a result, the maximum return on the Securities is 52% of the Principal Amount (assuming a public offering price of $1,000 per Security).
Threshold Level:	2,203.02, which is equal to 75% of the Initial Level
Percentage Change:	(Final Level – Initial Level) / Initial Level, expressed as a percentage
Initial Level:	2,937.36, which is the closing level of the Reference Asset on the Pricing Date
Final Level:	The closing level of the Reference Asset on the Valuation Date
Closing Level of the Reference Asset:	The closing level of the Reference Asset will be the official closing level of the Reference Asset or any successor index (as defined in the accompanying product prospectus supplement) published by the Index Sponsor (as defined in the accompanying product prospectus supplement) on any trading day for the Reference Asset.
Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto.
Trading Day:	For purposes of the Securities, the definition of "trading day" set forth in the product prospectus supplement is superseded. For purposes of the Securities, a "trading day" means a day, as determined by the Calculation Agent, on which (i) the Index Sponsor is scheduled to publish the level of the Reference Asset and (ii) each related futures or options exchange is scheduled to be open for trading for its regular trading session.
	The "relevant stock exchange" for any security underlying the Reference Asset means the primary exchange or quotation system on which such security is traded, as determined by the Calculation Agent. The "related futures or options exchange" for the Reference Asset means an exchange or quotation system where trading has a material effect (as determined by the Calculation Agent) on the overall market for futures or options contracts relating to the Reference Asset.

U.S. Tax Treatment:	By purchasing a Security, each holder agrees, in the absence of a statutory or regulatory change or an administrative determination or judicial ruling to the contrary, to characterize the Securities, for U.S. federal income tax purposes, as pre-paid derivative contracts with respect to the Reference Asset. Based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, it is reasonable to treat the Securities in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Securities, it is possible that your Securities could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization and the timing and character of your income from the Securities could differ materially and adversely from the treatment described above, as described further below under "Supplemental Discussion of U.S. Federal Income Tax Consequences" and in the product prospectus supplement under "Supplemental Discussion of U.S. Federal Income Tax Consequences".
Canadian Tax Treatment:	Please see the discussion in the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences," which applies to the Securities.
Calculation Agent:	TD
Listing:	The Securities will not be listed or displayed on any securities exchange or electronic communications network.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg, as described under "Forms of the Debt Securities" and "Book-Entry Procedures and Settlement" in the prospectus).
Canadian Bail-in:	The Securities are not bail-inable notes under the Canada Deposit Insurance Corporation Act.

Investor Considerations

We have designed the Securities for investors who:

- seek 200% exposure to the upside performance of the Reference Asset if the Final Level is greater than the Initial Level, subject to the Maximum Redemption Amount of 152% of the Principal Amount;

- desire a payment equal to the Principal Amount at maturity if the Final Level is equal to or greater than the Threshold Level (the Percentage Change is 0% or negative, but not below -25%);

- understand that if the Final Level is less than the Threshold Level, they will have full exposure to the decrease in the level of the Reference Asset and will lose more than 25%, and possibly all, of the Principal Amount;

- are willing to forgo interest payments on the Securities and dividends on securities comprising the Reference Asset (the "Reference Asset Constituents");

- are willing to accept the credit risk of TD;

- seek exposure to the Reference Asset generally and the Reference Asset Constituents specifically; and

- are willing to hold the Securities until maturity.

The Securities are not designed for, and may not be a suitable investment for, investors who:

- seek a liquid investment or are unable or unwilling to hold the Securities to maturity;

- seek full return of the Principal Amount at maturity and are unwilling to accept the risk that, if the Final Level is less than the Threshold Level, they will lose more than 25%, and possibly all, of the Principal Amount;

- seek uncapped exposure to the upside performance of the Reference Asset;

- are unwilling to purchase securities with an estimated value that, as of the Pricing Date, is lower than the public offering price, as set forth on the cover hereof;

- seek current income in the form of interest payments on the Securities or dividends on the Reference Asset Constituents;

- seek exposure to the Reference Asset but are unwilling to accept the risk/return trade-offs inherent in the Payment at Maturity for the Securities;

- are unwilling to accept the credit risk of TD;

- do not seek exposure to the Reference Asset generally or the Reference Asset Constituents specifically; or

- prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

Additional Terms of Your Securities

You should read this pricing supplement together with the prospectus, as supplemented by the product prospectus supplement, relating to our Senior Debt Securities, Series E, of which these Securities are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict the following hierarchy will govern: first, this pricing supplement; second, the product prospectus supplement; and last, the prospectus. *The Securities vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.*

This pricing supplement, together with the documents listed below, contains the terms of the Securities and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Additional Risk Factors" beginning on page P-8 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-5 of the product prospectus supplement and "Risk Factors" on page 1 of the prospectus, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities. You may access these documents on the Securities and Exchange Commission (the "SEC") website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

- Prospectus dated June 30, 2016:
  https://www.sec.gov/Archives/edgar/data/947263/000119312516638441/d162493d424b3.htm

- Product Prospectus Supplement MLN-EI-1 dated June 30, 2016:
  https://www.sec.gov/Archives/edgar/data/947263/000089109216015847/e70323_424b2.htm

Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement, the "Bank," "we," "us," or "our" refers to The Toronto-Dominion Bank and its subsidiaries. Alternatively, The Toronto-Dominion Bank, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement and the prospectus if you so request by calling 1-855-303-3234.

Market Disruption Events. For purposes of the Securities, the definition of "market disruption event" and the postponement provisions set forth in the product prospectus supplement are superseded. For purposes of the Securities, a "market disruption event" with respect to the Reference Asset means, any of the (A), (B), (C) or (D) below as determined by the Calculation Agent in its sole discretion:

(A) Any of the following events occurs or exists with respect to any security included in the Reference Asset or any successor index, and the aggregate of all securities included in the Reference Asset or such successor index with respect to which any such event occurs comprise 20% or more of the level of the Reference Asset or such successor index:

- a material suspension of or limitation imposed on trading by the relevant stock exchange for such security or otherwise at any time during the one-hour period that ends at the scheduled closing time for the relevant stock exchange for such security on that day, whether by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise;

- any event, other than an early closure, that materially disrupts or impairs the ability of market participants in general to effect transactions in, or obtain market values for, such security on its relevant stock exchange at any time during the one-hour period that ends at the scheduled closing time for the relevant stock exchange for such security on that day; or

- the closure on any exchange business day of the relevant stock exchange for such security prior to its scheduled closing time unless the earlier closing is announced by such relevant stock exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such relevant stock exchange and (ii) the submission deadline for orders to be entered into the relevant stock exchange system for execution at the scheduled closing time for such relevant stock exchange on that day.

(B) Any of the following events occurs or exists with respect to futures or options contracts relating to the equity index or any successor index:

- a material suspension of or limitation imposed on trading by any related futures or options exchange or otherwise at any time during the one-hour period that ends at the close of trading on such related futures or options exchange on that day, whether by reason of movements in price exceeding limits permitted by the related futures or options exchange or otherwise;

- Any event, other than an early closure, that materially disrupts or impairs the ability of market participants in general to effect transactions in, or obtain market values for, futures or options contracts relating to the Reference Asset or such successor index on any related futures or options exchange at any time during the one-hour period that ends at the close of trading on such related futures or options exchange on that day; or

- the closure on any exchange business day of any related futures or options exchange prior to its scheduled closing time unless the earlier closing time is announced by such related futures or options exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such related futures or options exchange and (ii) the submission deadline for orders to be entered into the related futures or options exchange system for execution at the close of trading for such related futures or options exchange on that day.

(C) The Index Sponsor fails to publish the level of the Reference Asset or any successor index (other than as a result of the Index Sponsor having discontinued publication of the Reference Asset or successor index and no successor index being available).

(D) Any related futures or options exchange fails to open for trading during its regular trading session.

For the purposes of determining whether a market disruption event has occurred:

- the relevant percentage contribution of a security included in the Reference Asset or any successor index to the level of such index will be based on a comparison of (x) the portion of the level of such index attributable to that security to (y) the overall level of such index, in each case using the official opening weightings as published by the relevant index sponsor as part of the market opening data;

- the "scheduled closing time" of any relevant stock exchange or related futures or options exchange on any trading day means the scheduled weekday closing time of such relevant stock exchange or related futures or options exchange on such trading day, without regard to after hours or any other trading outside the regular trading session hours; and

- an "exchange business day" means any trading day on which (i) the relevant index sponsor publishes the level of the Reference Asset or any successor equity index and (ii) each related futures or options exchange is open for trading during its regular trading session, notwithstanding any related futures or options exchange closing prior to its scheduled closing time.

If the originally scheduled Valuation Date is not a trading day, the Valuation Date will be postponed to the next succeeding trading day. If a market disruption event occurs or is continuing on the Valuation Date, then the Valuation Date will be postponed to the first succeeding trading day on which a market disruption event has not occurred and is not continuing; however, if such first succeeding trading day has not occurred as of the eighth trading day after the originally scheduled Valuation Date, that eighth trading day shall be deemed to be the Valuation Date. If the Valuation Date has been postponed eight trading days after the originally scheduled Valuation Date and a market disruption event occurs or is continuing on such eighth trading day, the Calculation Agent will determine the closing level of the Reference Asset on such eighth trading day in accordance with the formula for and method of calculating the closing level of the Reference Asset last in effect prior to commencement of the market disruption event, using the closing price (or, with respect to any relevant security, if a market disruption event has occurred with respect to such security, its good faith estimate of the value of such security at the time at which the official closing level of the Reference Asset is calculated and published by the Index Sponsor) on such date of each security included in the Reference Asset. As used herein, "closing price" means, with respect to any security on any date, the relevant stock exchange traded or quoted price of such security as of the time at which the official closing level of the Index is calculated and published by the index sponsor.

Unavailability of the Level of the Reference Asset. In addition to the provisions set forth under "Unavailability of the Level of the Reference Asset" beginning on page PS-18 of the accompanying product prospectus supplement, the following provision will also apply for purposes of the Securities:

If on the Valuation Date the Index Sponsor fails to calculate and announce the level of the Reference Asset, the Calculation Agent will calculate a substitute closing level of the Reference Asset in accordance with the formula for and method of calculating the Reference Asset last in effect prior to the failure, but using only those securities that comprised the Reference Asset immediately prior to that failure; *provided* that, if a market disruption event occurs or is continuing on such day, then the provisions set forth above under "—Market Disruption Events" above shall apply in lieu of the foregoing.

Additional Risk Factors

The Securities involve risks not associated with an investment in conventional debt securities. This section describes the most significant risks relating to the terms of the Securities. For additional information as to these risks, please see "Additional Risk Factors Specific to the Notes" in the product prospectus supplement and "Risk Factors" in the prospectus.

You should carefully consider whether the Securities are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Securities and the suitability of the Securities in light of their particular circumstances.

Principal at Risk.

If the Final Level is less than the Threshold Level, investors in the Securities will lose more than 25%, and possibly all, of their Principal Amount. Specifically, if the Final Level is less than the Threshold Level, investors will lose 1% of the Principal Amount of their Securities for each 1% that the Final Level is less than the Initial Level and may lose all of the Principal Amount. For example, if the Reference Asset has declined by 25.1% from the Initial Level to the Final Level, you will not receive any benefit of the contingent downside feature and you will lose 25.1% of the Principal Amount per Security.

The Securities Do Not Pay Interest and Your Return on the Securities May Be Lower Than the Return on a Conventional Debt Security of Comparable Maturity.

There will be no periodic interest payments on the Securities as there would be on a conventional fixed-rate or floating-rate debt security having the same term. The return that you will receive on the Securities, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of TD.

Your Potential Return on the Securities Will Be Limited by the Maximum Redemption Amount and May Be Less Than the Return on a Hypothetical Direct Investment In the Reference Asset.

The opportunity to participate in the possible increases in the Percentage Change of the Reference Asset through an investment in the Securities will be limited because the Payment at Maturity will not exceed the Maximum Redemption Amount. Furthermore, the effect of the Leverage Factor will not be taken into account for any Percentage Change that, when multiplied by the Leverage Factor, exceeds the maximum return on the Securities (52% of the Principal Amount) regardless of how much the Reference Asset has appreciated. Accordingly, your return on the Securities may be less than your return would be if you made a hypothetical investment in a security directly linked to the performance of the Reference Asset or made a hypothetical investment in the Reference Asset, or the Reference Asset Constituents.

Investors Are Subject to TD's Credit Risk, and TD's Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Securities.

Although the return on the Securities will be based on the performance of the Reference Asset, the payment of any amount due on the Securities is subject to TD's credit risk. The Securities are TD's senior unsecured debt obligations. Investors are dependent on TD's ability to pay all amounts due on the Securities on the Maturity Date and, therefore, investors are subject to the credit risk of TD and to changes in the market's view of TD's creditworthiness. Any decrease in TD's credit ratings or increase in the credit spreads charged by the market for taking TD's credit risk is likely to adversely affect the market value of the Securities. If TD becomes unable to meet its financial obligations as they become due, you may not receive any amounts due under the terms of the Securities.

The Agent Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Securities will likely be lower than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Securities. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. In addition, because an affiliate of Wells Fargo Securities is to conduct hedging activities for us in connection with the Securities, that affiliate may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the Securities to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the dealer to sell the Securities to you in addition to the compensation they would receive for the sale of the Securities.

There May Not Be an Active Trading Market for the Securities — Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the Securities. The Securities will not be listed or displayed on any securities exchange or electronic communications network. The Agents and their respective affiliates may make a market for the Securities; however, they are not required to do so. The Agents and their respective affiliates may stop any market-making activities at any time. Even if a secondary market for the Securities develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Securities in any secondary market could be substantial.

If you sell your Securities before the Maturity Date, you may have to do so at a substantial discount from the public offering price irrespective of the level of the Reference Asset, and as a result, you may suffer substantial losses.

If the Level of the Reference Asset Changes, the Market Value of Your Securities May Not Change in the Same Manner.

Your Securities may trade quite differently from the performance of the Reference Asset. Changes in the level of the Reference Asset may not result in a comparable change in the market value of your Securities. Even if the level of the Reference Asset increases above the Initial Level during the life of the Securities, the market value of your Securities may not increase by the same amount and could decline.

The Payment at Maturity Is Not Linked to the Level of the Reference Asset at Any Time Other than the Valuation Date.

The Final Level will be based on the closing level of the Reference Asset on the Valuation Date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of the Reference Asset dropped precipitously on the Valuation Date, the Payment at Maturity for your Securities may be significantly less than it would have been had the Payment at Maturity been linked to the closing level of the Reference Asset prior to such drop in the level of the Reference Asset. Although the actual level of the Reference Asset on the Maturity Date or at other times during the life of your Securities may be higher than its level on the Valuation Date, you will not benefit from the closing level of the Reference Asset at any time other than the Valuation Date.

You Will Not Have Any Rights to the Reference Asset Constituents and the Reference Asset only Reflects Price Return.

As a holder of the Securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Reference Asset Constituents would have. Furthermore, the Reference Asset measures price return only and is not a total return index or strategy, meaning the Final Level will not reflect any dividends paid on the Reference Asset Constituents.

The Market Value of Your Securities May Be Influenced by Many Unpredictable Factors.

When we refer to the market value of your Securities, we mean the value that you could receive for your Securities if you choose to sell them in the open market before the Maturity Date. A number of factors, many of which are beyond our control, will influence the market value of your Securities, including:

- the level of the Reference Asset;

- the volatility – i.e., the frequency and magnitude of changes – in the level of the Reference Asset;

- the dividend rates, if applicable, of the Reference Asset Constituents;

- economic, financial, regulatory and political, military or other events that may affect the level of the Reference Asset;

- interest rates in the market;

- the time remaining until the Securities mature; and

- our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors will influence the price you will receive if you sell your Securities before maturity, including the price you may receive for your Securities in any market-making transaction.

Past Reference Asset Performance is No Guide to Future Performance.

The actual performance of the Reference Asset over the life of the Securities, as well as the Payment at Maturity, may bear little relation to the historical closing levels of the Reference Asset or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Reference Asset.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, determine the amount of your payment on the Securities. We will serve as the Calculation Agent and may appoint a different Calculation Agent after the Issue Date without notice to you. The Calculation Agent will exercise its judgment when performing its functions and may take into consideration our ability to unwind any related hedges. For example, the Calculation Agent may have to determine whether a market disruption event affecting the Reference Asset has occurred. This determination may, in turn, depend on the Calculation Agent's judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Since this determination by the Calculation Agent will affect the payment on the Securities, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind. For additional information as to the Calculation Agent's role, see "General Terms of the Notes—Role of Calculation Agent" in the product prospectus supplement.

We Have No Affiliation with the Index Sponsor and Will Not Be Responsible for Any Actions Taken by the Index Sponsor.

The Index Sponsor, as defined under Information Regarding the Reference Asset, is not an affiliate of ours and will not be involved in any offerings of the Securities in any way. Consequently, we have no control of any actions of the Index Sponsor, including any actions of the type that would require the Calculation Agent to adjust the Closing Level of the Reference Asset and, therefore, the Payment at Maturity. The Index Sponsor does not have any obligation of any sort with respect to the Securities. Thus, the Index Sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the

Securities. None of our proceeds from any issuance of the Securities will be delivered to the Index Sponsor, except to the extent that we are required to pay the Index Sponsor licensing fees with respect to the Reference Asset.

Trading and Business Activities by the Bank or its Affiliates May Adversely Affect the Market Value of the Securities.

We, the Agents and our respective affiliates may hedge our obligations under the Securities by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the level of the Reference Asset and/or the price(s) if one or more Reference Asset Constituents, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Securities declines. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the Reference Asset or one or more Reference Asset Constituents.

These trading activities may present a conflict between the holders' interest in the Securities and the interests we and our affiliates will have in our or their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or their customers' accounts and in accounts under our or their management. These trading activities could be adverse to the interests of the holders of the Securities.

We, the Agents and our respective affiliates may, at present or in the future, engage in business with one or more issuers of the Reference Asset Constituents (the "Reference Asset Constituent Issuers"), including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These business activities may present a conflict between our, the Agents' and our affiliates' obligations, and your interests as a holder of the Securities. Moreover, we, the Agents or our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset or one or more Reference Asset Constituents. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities. Any of these activities by us or one or more of our affiliates or the Agents or their affiliates may affect the price of the Reference Asset or one or more Reference Asset Constituents and, therefore, the market value of the Securities and the Payment at Maturity, if any.

Estimated Value

The Estimated Value of Your Securities Is Lower Than the Public Offering Price of Your Securities.

The estimated value of your Securities is lower than the public offering price of your Securities. The difference between the public offering price of your Securities and the estimated value of the Securities reflects costs and expected profits associated with selling and structuring the Securities, as well as hedging our obligations under the Securities. Because hedging our obligations entails risks and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or a loss.

The Estimated Value of Your Securities Is Based on Our Internal Funding Rate.

The estimated value of your Securities is determined by reference to our internal funding rate. The internal funding rate used in the determination of the estimated value of the Securities generally represents a discount from the credit spreads for our conventional fixed-rate debt securities and the borrowing rate we would pay for its conventional fixed-rate debt securities. This discount is based on, among other things, our view of the funding value of the Securities as well as the higher issuance, operational and ongoing liability management costs of the Securities in comparison to those costs for our conventional fixed-rate debt, as well as estimated financing costs of any hedge positions, taking into account regulatory and internal requirements. If the interest rate implied by the credit spreads for our conventional fixed-rate debt securities, or the borrowing rate we would pay for our conventional fixed-rate debt securities were to be used, we would expect the economic terms of the Securities to be more favorable to you. Additionally, assuming all other economic terms are held constant, the use of an internal funding rate for the Securities is expected to increase the estimated value of the Securities at any time.

The Estimated Value of the Securities Is Based on Our Internal Pricing Models; These May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions.

The estimated value of your Securities is based on our internal pricing models. Our pricing models take into account a number of variables, such as our internal funding rate on the Pricing Date, and are based on a number of subjective assumptions, which are not evaluated or verified on an independent basis and may or may not materialize. Further, our pricing models may be different from other financial institutions' pricing models and the methodologies used by us to estimate the value of the Securities may not be consistent with those of other financial institutions that may be purchasers or sellers of the Securities in the secondary market. As a result, the secondary market price of your Securities may be materially lower than the estimated value of the Securities determined by reference to our internal pricing models. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.

The Estimated Value of Your Securities Is Not a Prediction of the Prices at Which You May Sell Your Securities in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Public Offering Price of Your Securities and May Be Lower Than the Estimated Value of Your Securities.

The estimated value of the Securities is not a prediction of the prices at which the Agents, other affiliates of ours or third parties may be willing to purchase the Securities from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Securities in the secondary market at any time may be based on pricing models that differ from our pricing models and will be influenced by many factors that cannot be predicted, such as market conditions and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Securities. Further, as secondary market prices of your Securities take into account the levels at which our debt securities trade in the secondary market and do not take into account our various costs and expected profits associated with selling and structuring the Securities, as well as hedging our obligations under the Securities, secondary market prices of your Securities will likely be lower than the public offering price of your Securities. As a result, the price at which the Agents, other affiliates of ours or third parties may be willing to purchase the Securities from you in secondary market transactions, if any, will likely be lower than the price you paid for your Securities, and any sale prior to the Maturity Date could result in a substantial loss to you.

The Temporary Price at Which We May Initially Buy the Securities in the Secondary Market May Not Be Indicative of Future Prices of Your Securities.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Agents may initially buy or sell the Securities in the secondary market (if the Agents make a market in the Securities, which they are not obligated to do) may exceed our estimated value of the Securities on the Pricing Date, as well as the secondary market value of the Securities, for a temporary period after the Pricing Date of the Securities, as discussed further under "Additional Information Regarding Our Estimated Value of the Securities". The price at which the Agents may initially buy or sell the Securities in the secondary market may not be indicative of future prices of your Securities.

No direct exposure to fluctuations in exchange rates between the U.S. dollar and the euro.

The Reference Asset is composed of non-U.S. securities denominated in euros. Because the level of the Reference Asset is also calculated in euros (and not in U.S. dollars), the performance of the Reference Asset will not be adjusted for exchange rate fluctuations between the U.S. dollar and the euro. In addition, any payments on the Securities determined based on the performance of the Reference Asset will not be adjusted for exchange rate fluctuations between the U.S. dollar and the euro. Therefore, holders of the Securities will not benefit from any appreciation of the euro relative to the U.S. dollar.

The Securities are Subject to Risks Associated with Non-U.S. Securities Markets.

The value of your Securities is linked to the Reference Asset, which includes stocks traded in one or more non-U.S. securities markets. Investments linked to the value of non-U.S. equity securities involve particular risks. Any non-U.S. securities market may be less liquid, more volatile and affected by global or domestic market developments in a different way than are the U.S. securities market or other non-U.S. securities markets. Both government intervention in a non-U.S. securities market, either directly or indirectly, and cross-shareholdings in non-U.S. companies, may affect trading prices and volumes in that market. Also, there is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC. Further, non-U.S. companies are likely subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Equity securities included in the Reference Asset may be listed on a foreign stock exchange. A foreign stock exchange may impose trading limitations intended to prevent extreme fluctuations in individual security prices and may suspend trading in certain circumstances. These actions could limit variations in the level of the Reference Asset.

The prices of securities in a non-U.S. country are subject to political, economic, financial and social factors that are unique to such non-U.S. country's geographical region. These factors include: recent changes, or the possibility of future changes, in the applicable non-U.S. government's economic and fiscal policies; the possible implementation of, or changes in, currency exchange laws or other laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities; fluctuations, or the possibility of fluctuations, in currency exchange rates; and the possibility of outbreaks of hostility, political instability, natural disaster or adverse public health developments. The United Kingdom has voted to leave the European Union (popularly known as "Brexit"). The effect of Brexit is uncertain, and Brexit has and may continue to contribute to volatility in the prices of securities of companies located in Europe and currency exchange rates, including the valuation of the euro and British pound in particular. Any one of these factors, or the combination of more than one of these or other factors, could negatively affect such non-U.S. securities market and the prices of securities therein. Further, geographical regions may react to global factors in different ways, which may cause the prices of securities in a non-U.S. securities market to fluctuate in a way that differs from those of securities in the U.S. securities market or other non-U.S. securities markets. Non-U.S. economies may also differ from the U.S. economy in important respects, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency, which may have a positive or negative effect on non-U.S. securities prices.

The Valuation Date, and Therefore the Maturity Date, May be Postponed In the Case of a Market Disruption Event.

The Valuation Date, and therefore the Maturity Date, may be postponed in the case of a Market Disruption Event or a non-trading day as described herein. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see "Additional Terms of Your Securities—Market Disruption Events" in this pricing supplement.

Significant Aspects of the Tax Treatment of the Securities Are Uncertain.

Significant aspects of the U.S. tax treatment of the Securities are uncertain. You should consult your tax advisor about your tax situation and should read carefully the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" below and in the product prospectus supplement under "Supplemental Discussion of U.S. Federal Income Tax Consequences".

For a more complete discussion of the Canadian federal income tax consequences of investing in the Securities, please see the discussion in the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences."

If you are not a Non-resident Holder (as that term is defined in the prospectus) for Canadian federal income tax purposes or if you acquire the Securities in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Securities and receiving the payments that might be due under the Securities.

Hypothetical Returns

The examples, table and graph set out below are included for illustration purposes only. The **hypothetical** Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Final Level or the level of the Reference Asset on any trading day prior to the Maturity Date throughout the term of the Securities. All examples, the table and the graph are based on the Initial Level of 2,937.36, the Threshold Level of 2,203.02 (equal to 75% of the Initial Level, a Leverage Factor of 200%, a Maximum Redemption Amount of 152% of the Principal Amount, that a holder purchased each Security at the public offering price of $1,000 and that no market disruption event occurs on the Valuation Date. The actual terms of the Notes are indicated on the cover hereof.

Example 1—   Calculation of the Payment at Maturity where the Percentage Change is positive (the Final Level is greater than the Initial Level).

    Percentage Change: 10%

    Payment at Maturity: $1,000 + ($1,000 x 10% x 200%)
                  = $1,000 + $200
                  = $1,200.00

    On a $1,000 investment, a 10% Percentage Change results in a Payment at Maturity of $1,200.00, a 20.00% return on the Securities.

Example 2—   Calculation of the Payment at Maturity where the Percentage Change is positive (the Final Level is greater than the Initial Level) and the Payment at Maturity equals the Maximum Redemption Amount.

    Percentage Change: 40%

    Payment at Maturity: $1,000 + ($1,000 x 40% x 200%) = $1,000 + $800.00 = $1,800.00 however, the Maximum Redemption Amount is $1,520.00, and the Payment at Maturity would be $1,520.00.

    On a $1,000 investment, a 40% Percentage Change results in a Payment at Maturity equal to the Maximum Redemption Amount, a 52.00% return on the Securities, because that amount is the lesser of the Maximum Redemption amount and $1,800.00.

    In addition to limiting your return on the Securities, the Maximum Redemption Amount limits the positive effect of the Leverage Factor. If the Final Level is greater than the Initial Level, you will participate in the performance of the Reference Asset at a rate of 200% up to a certain point. However, the effect of the Leverage Factor will be progressively reduced for Final Levels that are greater than 26.00% of the Initial Level since your return on the Securities for any Final Level greater than 26.00% of the Initial Level will be limited to the Maximum Redemption Amount.

Example 3—   Calculation of the Payment at Maturity where the Percentage Change is zero or negative, but not below -25% (the Final Level is less than or equal to the Initial Level, but greater than or equal to the Threshold Level).

    Percentage Change: -20%

    Payment at Maturity: $1,000

    On a $1,000 investment, a -20% Percentage Change results in a Payment at Maturity of $1,000.00, a 0.00% return on the Securities.

Example 4—   Calculation of the Payment at Maturity where the Percentage Change is negative and below -25% (the Final Level is less than the Threshold Level).

    Percentage Change: -50%

    Payment at Maturity: $1,000 + $1,000 x -50%

                  = $1,000 - $500

                  = $500.00

    On a $1,000 investment, a -50% Percentage Change results in a Payment at Maturity of $500.00, a -50.00% return on the Securities.

If the Final Level is less than the Threshold Level (the Percentage Change is negative and below -25%), investors will have full exposure to the decrease in the level of the Reference Asset and will lose more than 25%, and possibly all, of the Principal Amount.

The following table and graph show the return profile for the Securities at the Maturity Date, assuming that the investor purchased the Securities on the Pricing Date and held the Securities until the Maturity Date. The returns illustrated in the following table are not estimates or forecasts of the Percentage Change or the return on the Securities. Neither TD nor either Agent is predicting or guaranteeing any gain or particular return on the Securities.

Hypothetical Final Level	Hypothetical Percentage Change	Hypothetical Payment at Maturity ($)	Hypothetical Return on Securities[2] (%)
4,112.30	40.00%	$1,520.00	52.00%
3,818.57	30.00%	$1,520.00	52.00%
3,701.07	26.00%	$1,520.00	52.00%
3,524.83	20.00%	$1,400.00	40.00%
3,231.10	10.00%	$1,200.00	20.00%
3,084.23	5.00%	$1,100.00	10.00%
3,010.79	2.50%	$1,050.00	5.00%
2,937.36[1]	0.00%	$1,000.00	0.00%
2,643.62	-10.00%	$1,000.00	0.00%
2,349.89	-20.00%	$1,000.00	0.00%
2,203.02[2]	-25.00%	$1,000.00	0.00%
2,056.15	-30.00%	$700.00	-30.00%
1,762.42	-40.00%	$600.00	-40.00%
1,468.68	-50.00%	$500.00	-50.00%
1,174.94	-60.00%	$400.00	-60.00%
881.21	-70.00%	$300.00	-70.00%
587.47	-80.00%	$200.00	-80.00%
0.00	-100.00%	$0.00	-100.00%

[1] The Initial Level (the closing level of the Reference Asset on December 27, 2018)..

[2] The "return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the difference between the Payment at Maturity per Security and the Principal Amount.

[3] This is the Threshold Level, which is equal to 75% of the Initial Level.

* These calculations are hypothetical and should not be taken as an indication of the future performance of the Reference Asset as measured from the actual Pricing Date. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.



* The graph above represents a hypothetical payout profile for the Securities. The 45 degree dotted line represents the hypothetical Percentage Change of the Reference Asset and the solid line represents the hypothetical return on the Securities for a given Percentage Change in the Reference Asset.

Determining the Payment at Maturity

On the Maturity Date, you will receive a cash payment per Security, if anything, (the Payment at Maturity) calculated as follows:



Is the Final Level greater than Initial Level?

Yes → You will receive per Security an amount equal to the lesser of:

(i) $1,000 + ($1,000 x Percentage Change x Leverage Factor)

(ii)   The Maximum Redemption amount.

No ↓

Is the Final Level less than or equal to the Initial Level, but equal to or greater than the Threshold Level?

Yes → You will receive an amount per Security equal to $1,000.

No ↓

You will receive an amount less than $1,000 per Security, if anything, calculated as follows:

$1,000 + 1,000 x Percentage Change

In this case you will lose more than 25%, and possibly all, of the Principal Amount per Security

Information Regarding the Reference Asset

All disclosures contained in this document regarding the Reference Asset, including, without limitation, its make-up, methods of calculation, and changes in any Reference Asset Constituents, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the Index Sponsor. The Index Sponsor, owns the copyright and all other rights to the Reference Asset, has no obligation to continue to publish, and may discontinue publication of, the Reference Asset. No website referenced in the Reference Asset description below, or any materials included in those websites, is incorporated by reference into this document or any document incorporated herein by reference.

The graph below set forth the information relating to historical performance of the Reference Asset. The graphs below show the daily historical closing levels of the Reference Asset from January 1, 2008 through December 27, 2018. We obtained the information regarding the historical performance of the Reference Asset in the graph below from Bloomberg Professional® Service ("Bloomberg").

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in the return of any of your initial investment.

EURO STOXX 50® Index

The EURO STOXX 50® Index ("SX5E")

The SX5E is a free-float market capitalization-weighted index of 50 European blue-chip stocks and was created by and is sponsored and maintained by STOXX Limited. Publication of the SX5E began on February 26, 1998, based on an initial index value of 1,000 at December 31, 1991. The level of the SX5E is disseminated on the STOXX Limited website. STOXX Limited is under no obligation to continue to publish the SX5E and may discontinue publication of it at any time. Additional information regarding the SX5E may be obtained from the STOXX Limited website: stoxx.com.

The top ten Reference Asset Constituents of the SX5E as of October 31, 2018, by weight, are: Total S.A. (6.14%), SAP SE (4.54%), Sanofi (3.97%), Siemens AG (3.84%), Allianz SE (3.52%), Unilever N.V. (3.19%), LVMH Moët Hennessy Louis Vuitton SE (3.19%), Banco Santander S.A. (3.00%), ASML Holding N.V. (2.89%) and Bayer AG (2.81%); Reference Asset Constituent weights may be found at stoxx.com/download/indices/factsheets/SX5GT.pdf and are updated periodically.

As of October 31, 2018, the top ten industry sectors which comprise the SX5E represent the following weights in the SX5E: Banks (11.2%), Industrial Goods & Services (10.9%), Health Care (10.4%), Personal & Household Goods (10.2%), Technology (10.1%), Oil & Gas (7.9%), Insurance (6.8%), Chemicals (6.5%), Telecommunications (4.8%) and Automobiles & Parts (4.4%); industry weightings may be found at stoxx.com/download/indices/factsheets/SX5GT.pdf and are updated periodically. Percentages may not sum to 100% due to rounding. Sector designations are determined by STOXX Limited using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

As of October 31, 2018, the eight countries which comprise the SX5E represent the following weights in the SX5E: France (39.2%), Germany (30.8%), Netherlands (10.4%), Spain (10.2%), Italy (4.7%), Belgium (2.5%), Finland (1.2%) and Ireland (1.0%); country weightings may be found at stoxx.com/download/indices/factsheets/SX5GT.pdf and are updated periodically.

The above information was derived from information prepared by STOXX Limited, however, the percentages we have listed above are approximate and may not match the information available on STOXX Limited's website due to subsequent corporation actions or other activity relating to a particular stock.

SX5E Composition.

The SX5E is composed of 50 Reference Asset Constituents chosen by STOXX Limited from the 19 EURO STOXX Supersector indices, which represent the Eurozone portion of the STOXX Europe 600 Supersector indices. The 19 supersectors from which stocks are selected for the SX5E are Automobiles & Parts, Banks, Basic Resources, Chemicals, Construction & Materials, Financial Services, Food & Beverages, Health Care, Industrial Goods & Services, Insurance, Media, Oil & Gas, Personal & Household Goods, Real Estate, Retail, Technology, Telecommunications, Travel & Leisure and Utilities, although stocks from each of these supersectors are not necessarily included at a given time.

Component Selection

The composition of the SX5E is reviewed by STOXX Limited annually in September. Within each of the 10 EURO STOXX Supersector indices, the respective Reference Asset Constituents are ranked by free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding EURO STOXX Total Market Index Supersector Index. If the next highest-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All remaining stocks that are current SX5E components are then added to the selection list. The stocks on the selection list are then ranked by free-float market capitalization. The 40 largest stocks on the selection list are chosen as Reference Asset Constituents. The remaining 10 stocks are then selected from the largest current stocks ranked between 41 and 60. If the number of Reference Asset Constituents is still below 50, then the largest remaining stocks on the selection list are added until the SX5E contains 50 stocks. In exceptional cases, the STOXX Limited Management Board may make additions and deletions to the selection list. Companies allocated to a Eurozone country but not traded in Euros are not eligible for inclusion in the SX5E.

Ongoing Maintenance of Reference Asset Constituents

The Reference Asset Constituents of the SX5E are monitored on an ongoing monthly basis for deletion and quarterly basis for addition. Changes to the composition of the SX5E due to corporate actions (including mergers and takeovers, spin—offs, sector changes and bankruptcy) are announced immediately, implemented two trading days later and become effective on the next trading day after implementation.

The Reference Asset Constituents of the SX5E are subject to a "fast exit" rule. A Reference Asset Constituent is deleted if it ranks 75 or below on the monthly selection list and it ranked 75 or below on the selection list of the previous month. The highest-ranked non-constituent will replace the exiting Reference Asset Constituent. The SX5E is also subject to a "fast entry" rule. All stocks on the latest selection lists and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. A stock is added if it qualifies for the latest blue-chip selection list generated at the end of February, May, August or November and if it ranks within the lower buffer (between 1 and 25) on the selection list. If added, the stock replaces the smallest Reference Asset Constituent.

A deleted stock is replaced immediately to maintain the fixed number of stocks. The replacement is based on the latest monthly selection list. In the case of a merger or takeover where a Reference Asset Constituent is involved, the original Reference Asset Constituent is replaced by the new Reference Asset Constituent. In the case of a spin-off, if the original stock was a Reference Asset Constituent, then each spin-off stock qualifies for addition if it lies within the lower buffer (between 1 and 40) on the latest selection list. The largest qualifying spin-off stock replaces the original Reference Asset Constituent, while the next qualifying spin-off stock replaces the lowest ranked Reference Asset Constituent and likewise for other qualifying spin-off stocks.

The free float factors and outstanding number of shares for each Reference Asset Constituent that STOXX Limited uses to calculate the SX5E, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review. Certain extraordinary adjustments to the free float factors and/or the number of outstanding shares are implemented and made effective more quickly. The timing depends on the magnitude of the change. Each component's weight is capped at 10% of the SX5E's total free float market capitalization. The free float factor reduces the Reference Asset Constituent's number of shares to the actual amount available on the market. All holdings that are larger than five percent of the total outstanding number of shares and held on a long-term basis are excluded from the index calculation (including, but not limited to, stock owned by the company itself, stock owned by governments, stock owned by certain individuals or families, and restricted shares).

Index Calculation

STOXX Limited calculates the SX5E using the "Laspeyres formula," which measures the aggregate price changes in the Reference Asset Constituents against a fixed base quantity weight. The discussion below describes the "price return" calculation of the SX5E. The formula for calculating the SX5E value can be expressed as follows:

$$\text{SX5E} = \frac{\text{Free Float Market Capitalization of the SX5E}}{\text{Divisor}}$$

The "free float market capitalization of the SX5E" is equal to the sum of the product of the price, the number of shares, the free float factor and the weighting cap factor for each Reference Asset Constituent as of the time the SX5E is being calculated. The Reference Asset Constituents trade in Euros and thus, no currency conversion is required. Where any Reference Asset Constituent price is unavailable on any trading day, STOXX Limited will generally use the last reported price for such Reference Asset Constituent.

In case the investability and tradability of the index and index based products is affected by an upcoming market or company event that is considered significant or "extreme" by the STOXX Management Board, the following actions or a combination of the following actions are taken. For all such changes a minimum notification period of two full trading days will be observed. The action scope may include but is not limited to:

- application of expert judgment for Reference Asset Constituent pricing data,
- adjustment of operational procedures,

- postponement of index adjustments,

- adjustment of selection lists,

- change of weights of Reference Asset Constituents by adjusting the number of shares, free-float factors or weighting cap-factors, or

- adjustment of index compositions.

EURO STOXX 50® Divisor

The SX5E is calculated using a divisor that helps to maintain the continuity of the index's value so that corporate actions do not artificially increase or decrease the level of the SX5E.

The divisor is calculated by starting with the previous divisor in effect for the SX5E (which we call the "original divisor value") and multiplying it by a fraction, the numerator of which is the previous free float market capitalization of the SX5E, plus or minus the difference between the closing market capitalization of the SX5E and the adjusted closing market capitalization of the SX5E, and the denominator of which is the previous free float market capitalization of the SX5E. The adjusted free float market capitalization is calculated for stocks of companies that have experienced a corporate action of the type described below as of the time the new divisor value is being calculated using the free float market capitalization calculated with adjusted closing prices, the new number of shares, and the new free float factor minus the free float market capitalization calculated with that stock's original closing price, number of shares, and free float factor, in each case as used in calculating the original divisor value. Errors in divisor calculation are corrected on an intraday basis if discovered on the same day the new divisor is effective. If the error is discovered later, the error is corrected on an intraday basis if feasible and only if the error is considered significant by the STOXX Limited Management Board.

Divisor Adjustments

STOXX Limited adjusts the divisor for the SX5E to maintain the continuity of the SX5E values across changes due to corporate actions. Changes in weights due to corporate actions are distributed proportionally across all Reference Asset Constituents and equal an investment into the portfolio. The following is a summary of the adjustments to any Reference Asset Constituent made for corporate actions and the effect of such adjustments on the divisor, where shareholders of the Reference Asset Constituent will receive "B" new shares for every "A" share held (where applicable) and assuming that the version of the index to which your notes are linked is the price return version. All adjusted prices consider withholding taxes based on the new shares being distributed, using "B * (1 – withholding tax where applicable)".

(1) *Special cash dividend*:

Adjusted price = closing price – dividend announced by the company * (1 - withholding tax if applicable)

Divisor: decreases

(2) *Split and reverse split*:

Adjusted price = closing price * A / B

New number of shares = old number of shares * B / A Divisor: no change

(3) *Rights offering*:

Adjusted price = (closing price * A + subscription price * B) / (A + B)

New number of shares = old number of shares * (A + B) / A

Divisor: increases

If the subscription price is not available or if the subscription price is equal to or greater than the closing price on the day before the effective date, then no adjustment is made.

Extremely dilutive rights issues having a share ratio larger or equal to 2000% (B/A$\geq$20) are treated as follows:

STOXX Limited will announce the deletion of the company from the index following the standard rules for index

replacements if sufficient notice of two trading days before the ex-date can be given.

The company may enter the SX5E again at the next periodic index review, but only after the new rights issue shares have been listed.

Extremely dilutive rights issues for which two trading days' notice before the ex-date cannot be given, and all highly dilutive rights issues having a share ratio larger or equal to 200% (B/A>2) are treated as follows:

- The rights issue shares are included into the index with a theoretical price on the ex-date;

- The rights issue shares must be listed on an eligible stock exchange and tradable starting on the ex-date, otherwise, only a price adjustment is made and the rights are not included;

- The rights issue shares will have the same parameters as the parent company;
- The rights issue shares will be removed at the close of the day they start to trade with traded price being available; and
- The number of shares and weighting factors will be increased after the new rights issue shares have been listed.

(4) *Stock dividend*:

Adjusted price = closing price * A / (A + B)

New number of shares = old number of shares * (A + B) / A

Divisor: no change

(5) *Stock dividend from treasury stock if treated as extraordinary dividend:*

Adjusted close = close – close * B / (A + B)

Divisor: decreases

(6) *Stock dividend of another company:*

Adjusted price = (closing price * A – price of other company * B) / A

Divisor: decreases

(7) *Return of capital and share consolidation*:

Adjusted price = [closing price – capital return announced by company * (1– withholding tax)] * A / B
New number of shares = old number of shares * B / A

Divisor: decreases

(8) *Repurchase of shares / self-tender*:

Adjusted price = [(price before tender * old number of shares) – (tender price * number of tendered shares)] / (old number of shares – number of tendered shares)

New number of shares = old number of shares – number of tendered shares

Divisor: decreases

(9) *Spin– off*:

Adjusted price = (closing price * A – price of spin–off shares * B) / A

Divisor: decreases

(10) *Combination stock distribution (dividend or split) and rights offering*:

For this corporate action, the following additional assumptions apply:

Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A share held; and

If A is not equal to one, all the following "new number of shares" formulae need to be divided by A.

If rights are applicable after stock distribution (one action applicable to another):

Adjusted price = [closing price * A + subscription price * C * (1 + B / A)] / [(A + B) * (1 + C / A)]

New number of shares = old number of shares * [(A + B) * (1 + C / A)] / A

Divisor: increases

If stock distribution is applicable after rights (one action applicable to another):

Adjusted price = (closing price * A + subscription price * C) / [(A + C) * (1 + B / A)]

New number of shares = old number of shares * [(A + C) * (1 + B / A)]

Divisor: increases

Stock distribution and rights (neither action is applicable to the other):

Adjusted price = (closing price * A + subscription price * C) / (A + B + C)

New number of shares = old number of shares * (A + B + C) / A

Divisor: increases

(11) *Addition/deletion of a company*

No price adjustments are made. The net change in market capitalization determines the divisor adjustment.

(12) *Free float and shares changes*

No price adjustments are made. The change in market capitalization determines the divisor adjustment.

The SX5E is the intellectual property of STOXX Limited, Zurich, Switzerland and/or its licensors ("Licensors"), which is used under license. The securities or other financial instruments based on the SX5E are in no way sponsored, endorsed, sold or promoted by STOXX Limited and its Licensors and neither STOXX Limited nor its Licensors shall have any liability with respect thereto.

License Agreement

We have entered into a non-exclusive license agreement with STOXX Limited providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use indices owned and published by STOXX Limited (including the SX5E) in connection with certain securities, including the Securities offered hereby.

The license agreement between us and STOXX Limited requires that the following language be stated in this document:

STOXX Limited has no relationship to us, other than the licensing of the SX5E and the related trademarks for use in connection with the Securities. STOXX Limited does not:

- sponsor, endorse, sell, or promote the Securities;

- recommend that any person invest in the Securities offered hereby or any other securities;

- have any responsibility or liability for or make any decisions about the timing, amount, or pricing of the Securities;

- have any responsibility or liability for the administration, management, or marketing of the Securities; or

- consider the needs of the Securities or the holders of the Securities in determining, composing, or calculating the SX5E, or have any obligation to do so.

STOXX Limited will not have any liability in connection with the Securities. Specifically:

- STOXX Limited does not make any warranty, express or implied, and disclaims any and all warranty concerning:

- the results to be obtained by the Securities, the holders of the Securities or any other person in connection with the use of the SX5E and the data included in the SX5E;

- the accuracy or completeness of the SX5E and its data;

- the merchantability and the fitness for a particular purpose or use of the SX5E and its data;

- STOXX Limited will have no liability for any errors, omissions, or interruptions in the SX5E or its data; and

- Under no circumstances will STOXX Limited be liable for any lost profits or indirect, punitive, special, or consequential damages or losses, even if STOXX Limited knows that they might occur.

The licensing agreement between us and STOXX Limited is solely for their benefit and our benefit, and not for the benefit of the holders of the Securities or any other third parties.

Historical Information

The graph below shows the daily historical Closing Levels of the Reference Asset from January 1, 2008 through December 27, 2018. The dotted line represents the Threshold Level of 2,203.02, which is equal to 75% of the Closing Level of the Reference Asset on December 27, 2018.

We obtained the information regarding the historical performance of the Reference Asset in the graph below from Bloomberg® Professional Service and have not conducted any independent review or due diligence.

The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.



PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Discussion of U.S. Federal Income Tax Consequences

The U.S. federal income tax consequences of your investment in the Securities are uncertain. No statutory, regulatory, judicial or administrative authority directly discusses how the Securities should be treated for U.S. federal income tax purposes. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion under "Supplemental Discussion of U.S. Federal Income Tax Consequences" in the product prospectus supplement and discuss the tax consequences of your particular situation with your tax advisor. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed U.S. Treasury Department (the "Treasury") regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and non-U.S. laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the "IRS") has been sought as to the U.S. federal income tax consequences of your investment in the Securities, and the following discussion is not binding on the IRS.

U.S. Tax Treatment. Pursuant to the terms of the Securities, TD and you agree, in the absence of a statutory or regulatory change or an administrative determination or judicial ruling to the contrary, to characterize your Securities as pre-paid derivative contracts with respect to the Reference Asset. If your Securities are so treated, you should generally recognize gain or loss upon the taxable disposition of your Securities in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Securities. Such gain or loss should generally be long-term capital gain or loss if you have held your Securities for more than one year (otherwise such gain or loss should be short-term capital gain or loss if held for one year or less). The deductibility of capital losses is subject to limitations.

Based on certain factual representations received from us, our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that it is reasonable to treat your Securities in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Securities, it is possible that your Securities could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Securities could differ materially and adversely from the treatment described above, as described further under "Supplemental Discussion of U.S. Federal Income Tax Consequences — Alternative Treatments" in the product prospectus supplement.

Except to the extent otherwise required by law, TD intends to treat your Securities for U.S. federal income tax purposes in accordance with the treatment described above and under "Supplemental Discussion of U.S. Federal Income Tax Consequences" of the product prospectus supplement, unless and until such time as the Treasury and the IRS determine that some other treatment is more appropriate.

Section 1297. We will not attempt to ascertain whether any of the Reference Asset Constituent Issuers would be treated as a "passive foreign investment company" ("PFIC") within the meaning of Section 1297 of the Code. If any such entity were so treated, certain adverse U.S. federal income tax consequences might apply upon the taxable disposition of a Security. You should refer to information filed with the SEC or the equivalent governmental authority by such entities and consult your tax advisor regarding the possible consequences to you if any such entity is or becomes a PFIC.

Notice 2008-2. In 2007, the IRS released a notice that may affect the taxation of holders of the Securities. According to Notice 2008-2, the IRS and the Treasury are actively considering whether a holder of an instrument such as the Securities should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether non-U.S. holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special "constructive ownership rules of Section 1260" of the Code should be applied to such instruments. Both U.S. and non-U.S. holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations on their investments in the Securities.

Medicare Tax on Net Investment Income. U.S. holders that are individuals, estates, and certain trusts are subject to an additional 3.8% tax on all or a portion of their "net investment income" or "undistributed net investment income" in the case of an estate or trust, which may include any income or gain with respect to the Securities, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their tax advisor as to the consequences of the 3.8% Medicare tax to their investment in the Securities.

Specified Foreign Financial Assets. U.S. holders may be subject to reporting obligations with respect to their Securities if they do not hold their Securities in an account maintained by a financial institution and the aggregate value of their Securities and certain other "specified foreign financial assets" (applying certain attribution rules) exceeds an applicable threshold. Significant penalties can apply if a U.S. holder is required to disclose its Securities and fails to do so.

Non-U.S. Holders. This section applies only if you are a non-U.S. holder. For these purposes, you are a non-U.S. holder if you are the beneficial owner of the Securities and are, for U.S. federal income tax purposes:

- a non-resident alien individual;

- a non-U.S. corporation; or

- an estate or trust that, in either case, is not subject to U.S. federal income tax on a net income basis on income or gain from the Securities.

If you are a non-U.S. holder, subject to Section 871(m) of the Code and FATCA, as discussed below, you should generally not be subject to U.S. withholding tax with respect to payments on your Securities or to generally applicable information reporting and backup withholding requirements with respect to payments on your Securities if you comply with certain certification and identification requirements as to your non-U.S. status including providing us (and/or the applicable withholding agent) a properly executed and fully completed applicable IRS Form W-8. Subject to Section 871(m) of the Code, as discussed below, gain from the taxable disposition of a Security generally should not be subject to U.S. tax unless (i) such gain is effectively connected with a trade or business conducted by you in the U.S., (ii) you are a non-resident alien individual and are present in the U.S. for 183 days or more during the taxable year of such taxable disposition and certain other conditions are satisfied or (iii) you have certain other present or former connections with the U.S.

Section 871(m). A 30% withholding tax (which may be reduced by an applicable income tax treaty) is imposed under Section 871(m) of the Code on certain "dividend equivalents" paid or deemed paid to a non-U.S. holder with respect to a "specified equity-linked instrument" that references one or more dividend paying U.S. equity securities or indices containing U.S. equity securities. The withholding tax can apply even if the instrument does not provide for payments that reference dividends. Treasury regulations provide that the withholding tax applies to all dividend equivalents paid or deemed paid on specified equity-linked instruments that have a delta of one ("delta one specified equity-linked instruments") issued after 2016 and to all dividend equivalents paid or deemed paid on all other specified equity-linked instruments issued after 2018. However, the IRS has issued guidance that states that the Treasury and the IRS intend to amend the effective dates of the Treasury regulations to provide that withholding on dividend equivalents paid or deemed paid will not apply to specified equity-linked instruments that are not delta one specified equity-linked instruments and are issued before January 1, 2021.

Based on our determination that the Securities are not "delta-one" with respect to the Reference Asset or any U.S. Reference Asset Constituent Issuer, our special U.S. tax counsel is of the opinion that the Securities should not be delta one specified equity-linked instruments and thus should not be subject to withholding on dividend equivalents. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Furthermore, the application of Section 871(m) of the Code will depend on our determinations made upon issuance of the Securities. If withholding is required, we will not make payments of any additional amounts.

Nevertheless, after issuance, it is possible that your Securities could be deemed to be reissued for tax purposes upon the occurrence of certain events affecting the Reference Asset, any Reference Asset Constituent Issuer or your Securities, and following such occurrence your Securities could be treated as delta one specified equity-linked instruments that are subject to withholding on dividend equivalents. It is also possible that withholding tax or other tax under Section 871(m) of the Code could apply to the Securities under these rules if you enter, or have entered, into certain other transactions in respect of the Reference Asset, any Reference Asset Constituent Issuer or the Securities. If you enter, or have entered, into other transactions in respect of the Reference Asset, any Reference Asset Constituent Issuer or the Securities, you should consult your tax advisor regarding the application of Section 871(m) of the Code to your Securities in the context of your other transactions.

Because of the uncertainty regarding the application of the 30% withholding tax on dividend equivalents to the Securities, you are urged to consult your tax advisor regarding the potential application of Section 871(m) of the Code and the 30% withholding tax to an investment in the Securities.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act ("FATCA") was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on "withholdable payments" (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical income, and the gross proceeds from a disposition of property of a type that can produce U.S.-source interest or dividends) and "passthru payments" (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account at the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain "withholdable payments" made on or after July 1, 2014, certain gross proceeds on a sale or disposition occurring after December 31, 2018, and certain foreign passthru payments made after December 31, 2018 (or, if later, the date that final regulations defining the term "foreign passthru payment" are published). If withholding is required, we (and/or the applicable withholding agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Investors should consult their tax advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their Securities through a non-U.S. entity) under the FATCA rules.

Proposed Legislation. In 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Securities purchased after the bill was enacted to accrue interest income over the term of the Securities despite the fact that there will be no interest payments over the term of the Securities.

Furthermore, in 2013, the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If it had been enacted, the effect of this legislation generally would have been to require instruments such as the Securities to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.

It is impossible to predict whether any similar or identical bills will be enacted in the future, or whether any such bill would affect the tax treatment of your Securities. You are urged to consult your tax advisor regarding the possible changes in law and their possible impact on the tax treatment of your Securities.

Both U.S. and non-U.S. holders are urged to consult their tax advisors concerning the application of U.S. federal income tax laws to their particular situations, as well as any tax consequences of the purchase, beneficial ownership and disposition of the Securities arising under the laws of any state, local, non-U.S. or other taxing jurisdiction (including that of TD and the Reference Asset Constituent Issuers).

Supplemental Plan of Distribution (Conflicts of Interest) - Selling Restrictions

We have appointed TDS, an affiliate of TD, and Wells Fargo Securities, as the agents for the sale of the Securities. Pursuant to the terms of a distribution agreement, the Agents have agreed to purchase the Securities from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, including WFA, or has offered the Securities directly to investors. The Agents may resell the Securities to other registered broker-dealers at the public offering price less a concession of $17.50 (1.75%) per Security. In addition to the concession allowed to WFA, Wells Fargo Securities will pay $0.75 (0.075%) per Security of the agent's discount to WFA as a distribution expense fee for each Security sold by WFA. The Agents or other registered broker-dealers have offered the Securities at the public offering price set forth on the cover page of this pricing supplement. Certain dealers who purchase the Securities for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The price for investors purchasing the Securities in these accounts may be as low as $976.50 (97.65%) per Security. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Securities, and TD will pay TDS a fee in connection with its role in the offer and sale of the Securities.

We expect that delivery of the Securities will be made against payment for the Securities on January 2, 2019, which is the third (3rd) Business Day following the Pricing Date (this settlement cycle being referred to as "T+3"). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities in the secondary market on any date prior to two business days before delivery of the Securities will be required, by virtue of the fact that each Security initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement of the secondary market trade. See "Plan of Distribution" in the prospectus.

Conflicts of Interest. TDS is an affiliate of TD and, as such, has a "conflict of interest" in this offering within the meaning of Financial Industry Regulatory Authority, Inc. ("FINRA") Rule 5121. In addition, TD will receive the net proceeds from the initial public offering of the Securities, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. This offering of the Securities will be conducted in compliance with the provisions of FINRA Rule 5121. In accordance with FINRA Rule 5121, neither TDS nor any other affiliated agent of ours is permitted to sell the Securities in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We may use this pricing supplement in the initial sale of the Securities. In addition, TDS or another of our affiliates may use this pricing supplement in a market-making transaction in the Securities after their initial sale. *If a purchaser buys the Securities from us or TDS or another of our affiliates, this pricing supplement is being used in a market-making transaction unless we or TDS or another of our affiliates informs such purchaser otherwise in the confirmation of sale.*

Selling Restrictions

Argentina. The Toronto-Dominion Bank U.S. Medium-Term Notes program and the related offer of securities and the sale of securities under the terms and conditions provided herein does not constitute a public offering in Argentina. Consequently, no public offering approval has been requested or granted by the Comisión Nacional de Valores, nor has any listing authorization of the securities been requested on any stock market in Argentina.

Brazil. The securities may not be offered or sold to the public in Brazil. Accordingly, this pricing supplement and the accompanying prospectus supplement and prospectus have not been submitted to the Comissão de Valores Mobiliáros for approval. Documents relating to this offering may not be supplied to the public as a public offering in Brazil or be used in connection with any offer for subscription or sale to the public in Brazil.

Chile. The securities have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the securities, or distribution of this pricing supplement or the accompanying prospectus supplement and prospectus, may be made in or from Chile except in circumstances that will result in compliance with any applicable Chilean laws and regulations.

China. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities in the People's Republic of China (excluding Hong Kong, Macau and Taiwan, the "PRC") to any person to whom it is unlawful to make the offer or solicitation in the PRC. TD does not represent that this document may be lawfully distributed, or that any securities may be lawfully offered, in compliance with any applicable registration or other requirements in the PRC, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. Neither this document nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with any applicable laws and regulations.

Mexico. The securities have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico. This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Paraguay. This is a private and personal offering. The securities offered have not been approved by or registered with the National Securities Commission (Comisión Nacional de Valores) and are not part of a public offering as defined by the Paraguayan Securities Law. The information contained herein is for informational and marketing purposes only and should not be taken as an investment advice.

Peru. The securities have not been and will not be registered with the Capital Markets Public Registry of the Capital Markets Superintendence (SMV) nor the Lima Stock Exchange Registry (RBVL) for their public offering in Peru under the Peruvian Capital Markets Law (Law N°861/ Supreme Decree N°093-2002) and the decrees and regulations thereunder.

Consequently, the securities may not be offered or sold, directly or indirectly, nor may this pricing supplement, the accompanying supplements or any other offering material relating to the securities be distributed or caused to be distributed in Peru to the general public. The securities may only be offered in a private offering without using mass marketing, which is defined as a marketing strategy utilising mass distribution and mass media to offer, negotiate or distribute securities to the whole market. Mass media includes newspapers, magazines, radio, television, mail, meetings, social networks, Internet servers located in Peru, and other media or technology platforms.

Taiwan. The securities may be made available outside Taiwan for purchase by Taiwan residents outside Taiwan but may not be offered or sold in Taiwan.

Uruguay. The sale of the securities qualifies as a private placement pursuant to section 2 of Uruguayan law 18,627. The securities must not be offered or sold to the public in Uruguay, except in circumstances which do not constitute a public offering or distribution under Uruguayan laws and regulations. The securities are not and will not be registered with the Financial Services Superintendency of the Central Bank of Uruguay."

Prohibition of Sales to European Economic Area Retail Investors

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ("EEA"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended ("MiFID II"); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the "PRIIPs Regulation"), for offering or selling the Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Additional Information Regarding Our Estimated Value of the Securities

The final terms for the Securities will be determined on the date the Securities are initially priced for sale to the public, which we refer to as the Pricing Date, based on prevailing market conditions on the Pricing Date, and will be communicated to investors in a final pricing supplement.

The economic terms of the Securities are based on our internal funding rate (which is our internal borrowing rate based on variables such as market benchmarks and our appetite for borrowing), and several factors, including any sales commissions expected to be paid to TDS or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Securities, estimated costs which we may incur in connection with the Securities and an estimate of the difference between the amounts we pay to an affiliate of WFS and the amounts that an affiliate of WFS pays to us in connection with hedging your Securities as described further under "Supplemental Plan of Distribution (Conflicts of Interest) - Selling Restrictions" above. Because our internal funding rate generally represents a discount from the levels at which our benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Securities rather than the levels at which our benchmark debt securities trade in the secondary market is expected to have an adverse effect on the economic terms of the Securities.

On the cover page of this pricing supplement, we have provided the initial estimated value range for the Securities. This range of estimated values was determined by reference to our internal pricing models which take into account a number of variables and are based on a number of assumptions, which may or may not materialize, typically including volatility, interest rates (forecasted, current and historical rates), price-sensitivity analysis, time to maturity of the Securities, and our internal funding rate. For more information about the initial estimated value, see "Additional Risk Factors" beginning on page P-8. Because our internal funding rate generally represents a discount from the levels at which our benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Securities rather than the levels at which our benchmark debt securities trade in the secondary market is expected, assuming all other economic terms are held constant, to increase the estimated value of the Securities. For more information see the discussion under "Additional Risk Factors — The Estimated Value of Your Securities Is Based on Our Internal Funding Rate."

Our estimated value on the Pricing Date is not a prediction of the price at which the Securities may trade in the secondary market, nor will it be the price at which the Agents may buy or sell the Securities in the secondary market. Subject to normal market and funding conditions, the Agents or another affiliate of ours intends to offer to purchase the Securities in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Agents may initially buy or sell the Securities in the secondary market, if any, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately four months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Securities and other costs in connection with the Securities which we will no longer expect to incur over the term of the Securities. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Securities and any agreement we may have with the distributors of the Securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the issue date of the Securities based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the "Additional Risk Factors" beginning on page P-8 of this pricing supplement.

Events of Default

The indenture provides holders of Securities with remedies if we fail to perform specific obligations, such as making payments on the Securities, or if we become bankrupt. Holders should review the applicable provisions and understand which of our actions would trigger an event of default and which actions would not.

Under the indenture, "event of default" means any of the following:

- we default in the payment of the principal of or interest on, as applicable, any note of that series and, in each case, the default continues for a period of 30 Business Days; or

- we become insolvent or bankrupt or subject to the provisions of the Winding-up and Restructuring Act (Canada), or any statute hereafter enacted in substitution therefor, as such act, or substituted act, may be amended from time to time, (ii) we go into liquidation, either voluntary or under an order of a court of competent jurisdiction or (iii) we pass a resolution for our winding-up, liquidation or dissolution (with certain exceptions).

The indenture permits the issuance of notes in one or more series, and, in many cases, whether an event of default has occurred is determined on a series by series basis. For purposes of this section, with respect to notes issued on or after September 23, 2018, "series" refers to notes having identical terms, except as to issue date, principal amount and, if applicable, the date from which interest begins to accrue.

The indenture provides that:

- if an event of default due to the default in payment of principal of or, if applicable, any premium or interest on, any series of senior notes issued under the indenture, or due to any event of default referred to in the last bullet of the preceding paragraph applicable to the senior notes of that series but not applicable to all outstanding senior notes issued under the indenture, occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding senior notes of each affected series, voting as a single class, by notice in writing to TD, may declare the principal of (or such other amount as may be specified) all senior notes of each affected series and, if applicable, interest accrued thereon to be due and payable immediately; and

- if an event of default due to specified events of bankruptcy, insolvency, winding up or liquidation of TD, occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of all outstanding senior notes issued under the senior debt indenture, treated as one class, by notice in writing to TD may declare the principal of (or such other amount as may be specified) all those senior notes and, if applicable, interest accrued thereon to be due and payable immediately.

Annulment of Acceleration and Waiver of Defaults.

In some circumstances, if any and all events of default under the indenture, other than the non-payment of the principal of the securities that has become due as a result of an acceleration, have been cured, waived or otherwise remedied, then the holders of a majority in aggregate principal amount of all series of outstanding senior notes affected, voting as one class, may annul past declarations of acceleration of or waive past defaults of the senior notes.

Differences in Events of Default

Notes issued by us prior to September 23, 2018, such as the Series A notes and the Series B notes, contain events of default that are different from those set forth above. In particular, the events of default applicable to the Series A notes and the Series B notes do not provide for a 30-business-day cure period with respect to any failure by us to pay the principal of or, if applicable, interest on those senior notes. Accordingly, if we fail to pay the principal of any series of Series A notes or Series B notes when due, the holders of such notes would be entitled to declare their securities due and payable following a 7-day cure period, whereas holders of Series C notes, Series D notes or Series E notes would not be entitled to accelerate the notes until 30 Business Days after our failure to pay the principal of the notes. In addition, if we fail to pay, if applicable, interest on any series of Series A notes or Series B notes when due, the holders of such notes would be entitled to declare their securities due and payable following a 30-calendar day cure period, whereas holders of Series C notes, Series D notes or Series E notes would not be entitled to accelerate the notes until 30 Business Days after our failure to pay, if applicable, the interest on the notes.

Validity of the Securities

In the opinion of Cadwalader, Wickersham & Taft LLP, as special products counsel to TD, when the Securities offered by this pricing supplement have been executed and issued by TD and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the Securities will be valid and binding obligations of TD, enforceable against TD in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors' rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Canadian law, Cadwalader, Wickersham & Taft LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by McCarthy Tétrault LLP, Canadian legal counsel for TD, in its opinion expressed below. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and, with respect to the Securities, authentication of the Securities and the genuineness of signatures and certain factual matters, all as stated in the opinion of Cadwalader, Wickersham & Taft LLP dated May 31, 2016 which has been filed as Exhibit 5.3 to the registration statement on form F-3 filed by the Bank on May 31, 2016.

In the opinion of McCarthy Tétrault LLP, the issue and sale of the Securities has been duly authorized by all necessary corporate action on the part of TD, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the Securities, the Securities will have been validly executed and issued and, to the extent validity of the Securities is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, will be valid obligations of TD, subject to the following limitations: (i) the enforceability of the indenture is subject to bankruptcy, insolvency, reorganization, arrangement, winding up, moratorium and other similar laws of general application limiting the enforcement of creditors' rights generally; (ii) the enforceability of the indenture is subject to general equitable principles, including the fact that the availability of equitable remedies, such as injunctive relief and specific performance, is in the discretion of a court; (iii) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to: (i) the assumption that the senior indenture has been duly authorized, executed and delivered by, and constitutes a valid and legally binding obligation of, the trustee, enforceable against the trustee in accordance with its terms; and (ii) customary assumptions about the genuineness of signatures and certain factual matters all as stated in the letter of such counsel dated May 31, 2016, which has been filed as Exhibit 5.2 to the registration statement on form F-3 filed by TD on May 31, 2016.